DM

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SE

18006196

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8--A025427~~ 8-41727 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFD Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 S Goyer Rd
(No. and Street)

| Kokomo | IN | 46902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens 765-453-9600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

| 3925 River Crossing Pkwy, #300 | Indianapolis | IN | 46240 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFD Investments, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Seal
Chennel René Lindsay
Notary Public
State of Indiana
My Commission Expires: May 21, 2020

Brent Owens
Signature

President
Title

Chennel Rene Lindsay
Notary Public
Chennel Rene Lindsay

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOMERSET
CPAs AND ADVISORS

## Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Shareholders**
**CFD INVESTMENTS, INC.**
**Kokomo, Indiana**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFD Investments, Inc. (the "Broker-Dealer") as of December 31, 2017, the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Broker-Dealer's auditor since 2009.

Somerset CPAs, P.C.
Indianapolis, Indiana
February 28, 2018

SOMERSET
CPAs AND ADVISORS

**Report of Independent Registered Public Accounting Firm**

**To the Board of Directors**
**CFD INVESTMENTS, INC.**
**Kokomo, Indiana**

We have reviewed management's statements, included in the accompanying CFD Investments, Inc. Report of Compliance with the Exemptive Provisions of SEC Rule 15c3-3, in which (1) CFD Investments, Inc. identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which CFD Investments, Inc. claimed an exemption from Rule 15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) CFD Investments, Inc. stated that CFD Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CFD Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about CFD Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Somerset CPAs, P.C.

Indianapolis, Indiana
February 28, 2018

Report of Compliance with the Exemptive Provisions of SEC Rule 15c3-3

CFD Investments claims an exemption from the prohibitions established in SEC Rule 15c3-3. The firm's exemptions are as follows:

1. The firm maintains a (k)(2)(i) account.
2. Pursuant to (k)(2)(ii), the firm has fully disclosed clearing arrangements with:
    a. RBC Dain Rauscher, Inc.; and
    b. National Financial Services, Inc.

Based on knowledge and belief, the firm was in compliance with the exemptive provisions Rule 15c3-3 and qualifies for the exemptions claimed above for all times from January 1 thru December 31, 2017.

Sworn to and acknowledged this 16th day of February, 2018.

Matthew Bahrenburg, JD
Chief Compliance Officer and General Counsel

# CFD INVESTMENTS, INC.
# FINANCIAL STATEMENTS
# YEAR ENDED DECEMBER 31, 2017

CFD INVESTMENTS, INC.

TABLE OF CONTENTS


| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | Page 1 |
| Financial Statements | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Comprehensive Income | 4 |
| Statement of Changes in Shareholders' Equity | 5 |
| Statement of Cash Flow | 6 |
| Notes to Financial Statements | 7-14 |
| Supplementary Information | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 15 |

**CFD INVESTMENTS, INC.**
**Statement of Financial Condition**
**December 31, 2017**
**Assets**

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and Cash Equivalents | $ | 1,367,064 |
| Deposits with Clearing Organizations | | 138,839 |
| Commissions and Fees Receivable | | 824,986 |
| Current Portion of Note Receivable From Shareholder | | 5,453 |
| Prepaid Expenses | | 135,000 |
| Total Current Assets | | 2,471,342 |
| **Other Assets** | | |
| Marketable Securities | | 115,245 |
| Note Receivable from Shareholder, Net of Current Portion | | 118,030 |
| Total Other Assets | | 233,275 |
| Total Assets | $ | 2,704,617 |

**Liabilities and Shareholders' Equity**

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts Payable | $ | 481,915 |
| Commissions Payable | | 873,298 |
| Federal Income Tax Payable | | 79,631 |
| State Income Tax Payable | | 17,116 |
| Total Current Liabilities | | 1,451,960 |
| **Long Term Liabilities** | | |
| Deferred Income Tax | | 14,774 |
| Total Liabilities | | 1,466,734 |
| **Shareholders' Equity** | | |
| Common Stock | | 376,625 |
| Additional Paid-In Capital | | 15,500 |
| Retained Earnings | | 742,774 |
| Accumulated Other Comprehensive Income | | 102,984 |
| Total Shareholders' Equity | | 1,237,883 |
| Total Liabilities and Shareholders' Equity | $ | 2,704,617 |

See accompanying notes

**CFD INVESTMENTS, INC.**
**Statement of Income**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---|
| Revenues | | |
| Commissions and fees | $ | 17,532,889 |
| Other income | | 1,240,389 |
| Investment income | | 9,721 |
| Total Revenues | | 18,782,999 |
| Operating Expenses | | |
| Commissions expense | | 14,537,679 |
| Employee leasing/salaries | | 1,302,450 |
| Technology fees | | 866,203 |
| Professional services | | 239,493 |
| Advertising and promotion | | 408,709 |
| Clearing costs and fees | | 371,020 |
| Rent | | 132,000 |
| Office expenses | | 322,285 |
| Registrations, licenses, and assessments | | 89,273 |
| Computer lease and maintenance | | 33,833 |
| Education, seminars, and meetings | | 20,315 |
| Travel and entertainment | | 39,869 |
| Total Operating Expenses | | 18,363,129 |
| Net Income Before Tax | | 419,870 |
| Income Tax Expense | | (179,901) |
| **Net Income** | $ | 239,969 |

See accompanying notes

**CFD INVESTMENTS, INC.**
**Statement of Comprehensive Income**
**For the Year Ended December 31, 2017**

| | |
|---|---|
| Net Income | $ 239,969 |
| Other Comprehensive Income | |
| Unrealized holding income on marketable securities arising during the year, net of tax of $3,000 | 11,565 |
| Total Comprehensive Income | $ 251,534 |

See accompanying notes

**CFD INVESTMENTS, INC.**
**Statement of Changes in Shareholders' Equity**
**For the Year Ended December 31, 2017**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholders' Equity |
|---|---|---|---|---|---|
| Balance at 12/31/2016 | $ 376,625 | $ 15,500 | $ 502,805 | $ 91,419 | $ 986,349 |
| Unrealized income in marketable securities, net of tax | | | | 11,565 | 11,565 |
| Net Income | | | 239,969 | | 239,969 |
| Balance at 12/31/2017 | $ 376,625 | $ 15,500 | $ 742,774 | $ 102,984 | $ 1,237,883 |

See accompanying notes

**CFD INVESTMENTS, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2017**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Income | $ 239,969 |
| Deferred Income Taxes | 20,000 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Decrease in commissions and fees receivable | 55,096 |
| Increase in deposit accounts | (5,000) |
| Decrease in prepaid expenses | 27,722 |
| Decrease in other assets | 23,021 |
| Decrease in accounts payable | (5,112) |
| Increase in commissions payable | 42,271 |
| Increase in income tax liabilities | 96,747 |
| Net cash used in operating activities | 494,714 |
| **Net Increase in Cash and Cash Equivalents** | 494,714 |
| Cash and Cash Equivalents, Beginning of Year | 872,350 |
| **Cash and Cash Equivalents, End of Year** | $ 1,367,064 |
| Supplemental Cash Flow Disclosures | |
| Income taxes paid | $ 60,000 |

See accompanying notes

**CFD INVESTMENTS, INC.**
**Notes to Financial Statements**
**December 31, 2017**

**Note A-Nature of Operations and Summary of Significant Accounting Policies:**

**Nature of Operations**

CFD Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exceptive provision of the SEC Rule 15c3-3(k)(2)(ii). Additionally, the Company operates under the exceptive provision of Rule 15c3-3(k)(2)(i) for the special third party account set up for the exclusive benefit of one customer.

**Revenue Recognition**

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

**Method of Accounting**

The Company's financial statements are presented on the accrual basis method of accounting.

**Commissions Receivable**

The Company carries commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

**Investment in Marketable Equity Securities**

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

**Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):**

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

**Long-lived Assets**

Long-lived assets to be held and used are tested and recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to investments (reported at market value for financial statement purposes and reported at cost for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interests incurred in its Statement of Income.

The Company's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

**Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):**

**Cash Flows**

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents. Deposits with clearing organizations are restricted balances and not available for operating purposes.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Fair Value Measurements**

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market date obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

**Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):**

**Fair Value Measurements (continued):**

As of December 31, 2017, the Company held certain financial assets that are required to be measured at fair value:

| Description | Level 1: Quoted Prices in Active Markets for Identical Assets | Total Fair Value at December 31, 2017 |
|---|---|---|
| Marketable Equity Securities | | |
| Financial services industry | $ 115,245 | $ 115,245 |
| Total Assets | $ 115,245 | $ 115,245 |

**Note B – Investment in Marketable Equity Securities:**

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2017:

| Investment | Aggregate Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Marketable equity securities | $12,180 | $103,065 | $ - | $115,245 |

The net change in the unrealized holding income on available-for-sale securities of $14,565 at December 31, 2017, is included in the determination of other comprehensive income.

**CFD INVESTMENTS, INC.**
**Notes to Financial Statements**
**December 31, 2017**

**Note C – Income Taxes:**

Income tax expense for the year ended December 31, 2017 is as follows:

| | | |
|---|---|---|
| Current: | | |
| | Federal | $ 132,157 |
| | State | 27,744 |
| | | $ 159,901 |
| Deferred: | | |
| | Federal | $ 15,000 |
| | State | 5,000 |
| | | $ 20,000 |
| | Income Tax Expense | $ 179,901 |

The significant components of the Company's deferred tax liabilities are as follows at December 31, 2017:

| | |
|---|---|
| Unrealized gains on marketable securities | $ 14,774 |

**Note D – Common Stock:**

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations and restrictions. The Company also has preferred stock which is designated at 10% non-cumulative stock.

The following summarizes the Company's shares of common and preferred stock at December 31, 2017:

| | Common Stock | Preferred Stock |
|---|---|---|
| Authorized | 500 | 500 |
| Issued | 382 | 0 |
| Outstanding | 382 | 0 |

**Note E – Related Party Transactions:**

**Note Receivable from Shareholder**

The note receivable outstanding at December 31, 2017, is unsecured and due in quarterly installments of $2,240. Interest rate is 3%, through November 1, 2034. Interest income relating to this note amounted to $3,670 for the year ending December 31, 2017.

**Note E – Related Party Transactions (continued):**

**Creative Financial Centre, LLC**

The Company leases its office facilities from a related party under an operating lease agreement through December 2026, with monthly payments of $17,500. Rent expense was $132,000 for the year ended December 31, 2017. Future minimum lease payments at December 31, 2017, are as follows:

| Year Ending December 31, | |
|---|---|
| 2018 | $210,000 |
| 2019 | $210,000 |
| 2020 | $210,000 |
| 2021 | $210,000 |
| 2022 | $210,000 |
| 2023 | $210,000 |
| 2024 | $210,000 |
| 2025 | $210,000 |
| 2026 | $210,000 |
| | $1,890,000 |

According to the terms of the lease, the landlord has, at their discretion, the ability to modify the terms of the lease to match the Company's utilization of office space.

**CFD Leasing, Inc.**

The Company utilized the personnel and equipment of the related party and expenditures were $1,302,450 and $7,512 for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2017. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

**CFD Accounting, Inc.**

The Company utilizes the accounting services of the related party and expenditures were $67,000 for professional services/overhead costs during the year ended December 31, 2017.

**Creative Financial Designs, Inc.**

The Company collects management fees on behalf of the related party from its two clearing firms for advised accounts of the related party. No revenue or cost is recognized as the Company is only acting as the agent facilitating the transactions. Cash collected from the clearing firms and remitted to the related party was approximately $4,300,000 for the year ended December 31, 2017.

**Note F – Line of Credit:**

The Company has a $250,000 line of credit available through May 15, 2018. The interest rate was the National Prime rate plus one-half percent, with a minimum of 4.25%. There were no outstanding borrowings on the line of credit at December 31, 2017. Covenants under the line of credit required the Company to provide annual internal financial statement and tax returns. The line of credit was secured by all business assets of the Company and the personal guarantee of one of the Company's shareholders.

**Note G – Concentration of Credit Risk:**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commission's receivable credit risk exposure is limited.

**Note H – Major Carrier:**

Commissions and fees derived from the sale of products with three companies was approximately forty percent (40%) of total revenues for the year ended December 31, 2017.

**Note I – Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $97,782. At December 31, 2017, the Company's net capital was $818,179 which was $720,397 in excess of its minimum net capital requirement.

There is a difference of $(120,601) between the computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2017. The difference relates to audit adjustments proposed by management on accounts included in net capital.

**Note J – Statements of Changes in Liabilities subordinated to Claims of General Creditors:**

For the year ended December 31, 2017, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

**CFD INVESTMENTS, INC.**
**Notes to Financial Statements**
**December 31, 2017**

**Note K – Pending Litigation:**

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in several proceedings which management asserts are without merit. The Company maintains insurance such that management anticipates, even in the unlikely event of an unfavorable outcome, no material effect on the Company.

**Note L – Management Evaluation of Subsequent Events:**

The Company has evaluated subsequent events through February 28, 2018, the date on which the financial statements were available to be issued.

**CFD INVESTMENTS, INC.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2017**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total Shareholders' Equity | $ | 1,237,883 |
| Decutions and/or Charges | | |
| Other assets | | 395,931 |
| Net Capital Before Haircuts on Secutiries Positions | | 841,952 |
| Haircuts on Other Securities | | 23,773 |
| Net Capital | $ | 818,179 |
| **Aggregate indebtedness** | | |
| Items Included in Statement of Financial Condition | | |
| Accounts payable, commissions payable and accrued payroll | $ | 1,466,734 |
| Other liabilities | | - |
| Total Aggregate Indebtedness | $ | 1,466,734 |
| **Computation on Basic Net Capital Requirement** | | |
| Minimum Net Capital Required | $ | 97,782 |
| Excess Net Capital | $ | 720,397 |
| Excess Net Capital at 1000% | $ | 671,506 |
| Ratio: Aggregate Indebtedness to Net Capital | | 179.27% |
| **Reconciliation with Company's Comutation (Included in Part II of Form X-17A-5 as of December 31, 2017** | | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ | 938,780 |
| Effect of audit adjustment on accounts included in net capital | | (120,601) |
| Net Capital per Above | $ | 818,179 |

See accompanying notes

SOMERSET
CPAs AND ADVISORS

**Independent Accountants' Report Related to the Entity's General Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)**

**To the Board of Directors**
**CFD INVESTMENTS, INC.**
**Kokomo, Indiana**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by CFD Investments, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We noted no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017.

   We noted no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We noted no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We noted no differences as a result of the procedures

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   We noted no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Somerset CPAs, P.C.

February 27, 2018